Exhibit 12.1

United Agri Products, Inc.

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

	Combined Predecessor Entity ConAgra Agricultural Products Business										Consolidated United Agri Products, Inc.
	Fiscal Year Ended								Thirty-Nine Weeks Ended November 23, 2003		Thirteen Weeks Ended February 22, 2004		Forty Weeks Ended November 28, 2004
	2000		2001		2002		2003
Fixed Charges as Defined:
Interest expense	$45,136		$62,350		$44,898		$24,421		$12,913		$7,345		$24,942
One third of lease expense	$16,265		$17,954		$17,666		$15,199		$10,223		$3,174		$9,819

Total fixed charges (A)	$61,401		$80,304		$62,564		$39,620		$23,136		$10,519		$34,761

Earnings as Defined:
Pretax income (loss)	$71,873		$2,874		$(48,636)		$48,247		$66,053		$17,247		$41,110
Add fixed charges (above)	$61,401		$80,304		$62,564		$39,620		$23,136		10,519		$34,761

Earnings and fixed charges (B)	$133,274		$83,178		$13,928		$87,867		$89,189		$27,766		$75,871

Ratio of earnings to fixed charges (B/A)	2.17	x	1.04	x	—	(a)	2.22	x	3.85	x	2.64	x	2.18	x

(a)	For fiscal 2002, the ConAgra Agricultural Products Business’ earnings were insufficient to cover fixed charges by $48.6 million.